HOLLINGER INC.                                              [COMPUTERSHARE LOGO]
                                           Computershare Trust Company of Canada
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com

                                                  SECURITY CLASS

                                                  HOLDER ACCOUNT NUMBER

                                                  Please print in ink. Print in
                                                  CAPITAL letters inside the
                                                  grey areas as shown in this
                                                  example.

                                                  -----------------------
                                                  [A][B][C] [1][2][3] [X]
                                                  -----------------------

FORM OF PROXY FOR RETRACTABLE COMMON SHARES - SPECIAL MEETING TO BE HELD ON MAY 27, 2004

THIS PROXY IS SOLICITED BY MANAGEMENT OF HOLLINGER INC. IN RESPECT OF THE SPECIAL MEETING OF THE HOLDERS OF RETRACTABLE COMMON SHARES AND SERIES II PREFERENCE SHARES TO BE HELD MAY 27, 2004 AT 10:00 A.M. (TORONTO TIME)

Notes

1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF MANAGEMENT OF HOLLINGER INC. ("HOLLINGER"). THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT OF HOLLINGER. This proxy is to be read in conjunction with the accompanying Management Proxy Circular and Notice of Meeting.

2. If the shareholder appointing a proxy is a corporation, the instrument of proxy must be signed under its corporate seal or under the hands of officers or attorneys duly authorized. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign this proxy.

3. IF THE SHAREHOLDER WISHES TO APPOINT AS PROXY A PERSON OTHER THAN ANY OF THE PERSONS NAMED HEREIN, SUCH NAMES SHOULD BE STRUCK OUT AND THE NAME OF SUCH OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) SHOULD BE INSERTED IN THE SPACE PROVIDED (SEE REVERSE) OR ANOTHER FORM OF PROXY SHOULD BE COMPLETED. The completed proxy should be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof.

4. If this proxy is not dated in the space provided herein, it will be deemed to be dated on the day on which it is mailed by Hollinger to the holder.

5. If your address as shown is incorrect, please give your correct address when returning this proxy.

6.     For additional information, see the accompanying Management Proxy
       Circular.

THANK YOU

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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

APPOINTMENT OF PROXYHOLDER

The undersigned holder of retractable common shares of Hollinger Inc. ("Hollinger") hereby appoints Conrad (Lord) Black, Chairman of the Board and Chief Executive Officer, or failing him Peter G. White, Co-Chief Operating Officer and Secretary, or failing him, Frederick A. Creasey, Vice-President and Chief Financial Officer, or failing him J.A. Boultbee, Executive Vice-President,

                               -------------------------
  OR  instead of any of them   [                       ]
                               -------------------------

as nominee of the undersigned to attend, vote and act for and on behalf of the undersigned at the Special Meeting of the holders retractable common shares and exchangeable non-voting preference shares Series II of Hollinger to be held on Thursday, May 27, 2004 at 10:00 a.m. (Toronto time), and at any adjournments thereof upon the following matters:

RESOLUTION

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular. The undersigned hereby directs that the retractable common shares represented by this proxy are to be VOTED FOR or AGAINST:

                                                     FOR        AGAINST
                                                    ------      -------
The ordinary resolution ratifying, confirming and   [    ]      [     ]
approving the offering of subscription receipts of ------ ------- Hollinger, the full text of which is set forth in Appendix "A" to the accompanying Management Proxy
Circular.

AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

This proxy confers authority upon the persons named herein as nominees to vote hereunder. The shares represented by this proxy will be voted for, against or withheld from voting in accordance with the instructions of the undersigned with respect to the specific matters identified above. WHERE NO CHOICE IS SPECIFIED, THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE "VOTED FOR" THE RESOLUTION REFERRED TO ABOVE. This proxy confers authority to vote in the proxyholder's discretion with respect to all other matters which may properly come before the Special Meeting or any adjournments thereof. The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy in connection with the Special Meeting or any adjournments thereof.

Signature(s)                                      Date - Day   Month   Year
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[                             ]                     [] []   [/][][][/][][][][]
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